FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

June 10, 2010

Item 3

News Release

Issued June 10, 2010 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

Mitsui Engineering and Shipbuilding Co. LTD. (MES), and Dynamotive Energy Systems Corp. (Dynamotive), announced that they have entered into a Memorandum of Understanding to form a new partnership that will serve as a platform to test, develop and market BioOil for application in Slow and/or Medium Speed Diesels globally.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

Vancouver, Canada, June 10, 2010 - Mitsui Engineering and Shipbuilding Co. LTD. (MES), and Dynamotive Energy Systems Corp. (Dynamotive), announced that they have entered into a Memorandum of Understanding to form a new partnership that will serve as a platform to test, develop and market BioOil for application in Slow and/or Medium Speed Diesels globally.

Cooperation between the parties follows positive results achieved in preliminary testing which was conducted in 2009.  Preliminary tests concentrated on establishing the suitability of BioOil use for the specific application as well as technical reviews of Dynamotive’s pyrolysis technology which included visits to the Company’s BioOil production facilities in Canada by MES experts.

MES and Dynamotive recognize that responding to global warming, protecting bio diversity, power generation and access to energy are global issues that must be addressed through the application of sustainable practices.  The parties expect a growing trend in carbon reduction through the use of biofuels and growing customers interest in biofuels. As such the Companies envisage the following activities to be conducted in 2010.

a.

Testing and evaluation to determine the suitabiltiy of DynaMotive BioOil as a mixing (blend) component and/or an alternative fuel in slow and / or medium speed diesel engines at MES facilities.

b.

Commercial testing in field initially in stationary power plants applications and at second stage in marine applications.

Following these activities and subject to satisfactory results, the parties intend, through good faith negotiations, to enter into a definitive agreement to formalize their collaboration. The parties would utilize best endevours to enter into such agreements by September 30th, 2010.

The Definitive Agreement will contain, among other things, terms for use of facilities, covenants and other terms and other customary conditions.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

June 10, 2010

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

          News Release: June 10, 2010

Mitsui Engineering and Shipbuilding Co. LTD. and Dynamotive Energy Systems Corp. Enter into Memorandum to Test
BioOil as an Alternative Fuel in Slow and/or Medium Speed Diesel Engines

Vancouver, Canada, June 10, 2010 - Mitsui Engineering and Shipbuilding Co. LTD. (MES), and Dynamotive Energy Systems Corp. (Dynamotive), announced that they have entered into a Memorandum of Understanding to form a new partnership that will serve as a platform to test, develop and market BioOil for application in Slow and/or Medium Speed Diesels globally.

Cooperation between the parties follows positive results achieved in preliminary testing which was conducted in 2009.  Preliminary tests concentrated on establishing the suitability of BioOil use for the specific application as well as technical reviews of Dynamotive’s pyrolysis technology which included visits to the Company’s BioOil production facilities in Canada by MES experts.

MES and Dynamotive recognize that responding to global warming, protecting bio diversity, power generation and access to energy are global issues that must be addressed through the application of sustainable practices.  The parties expect a growing trend in carbon reduction through the use of biofuels and growing customers interest in biofuels. As such the Companies envisage the following activities to be conducted in 2010.

a.

Testing and evaluation to determine the suitabiltiy of DynaMotive BioOil as a mixing (blend) component and/or an alternative fuel in slow and / or medium speed diesel engines at MES facilities.

b.

Commercial testing in field initially in stationary power plants applications and at second stage in marine applications.

Following these activities and subject to satisfactory results, the parties intend, through good faith negotiations, to enter into a definitive agreement to formalize their collaboration. The parties would utilize best endevours to enter into such agreements by September 30th, 2010.

The Definitive Agreement will contain, among other things, terms for use of facilities, covenants and other terms and other customary conditions.

About Mitsui Engineering and Shipbuilding Co. LTD.

Mitsui Engineering and Shipbuilding Co. LTD. is renown for applying their high technology capability to bring to the world of environment-related products and services to contribute to the achievement of a sustainable society. Their 100th Anniversary Vision is “Towards the Hopeful Future with the Credible Technology beyond 100 Years”. They are focusing in reduced greenhouse effect gases, higher fuel efficiency and lower energy consumption in their main fields of shipbuilding, diesel engines and cranes. They have also broadened into the biomass power plants business. For details, please visit its website at http://www.mes.co.jp/english/.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the Company's website www.dynamotive.com.

Contacts:

Email: news@dynamotive.com

Website: www.dynamotive.com

Forward Looking Information

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's 20F and other disclosure filings with the Securities and Exchange Commission.